UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported **August 24, 2007 (August 23, 2007)**

LABARGE, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**001-05761**	**73-0574586**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9900 Clayton Road, St. Louis, Missouri 63124
(Address of principal executive offices)   (Zip Code)

(314) 997-0800
Registrant's telephone number, including area code

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing Obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

( ) Soliciting material pursuant to Rule 425 under the Securities Act (17 CFT 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFT 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17CFR 240.13e-4(c))

FORM 8-K

Item 2.02   Results of Operations and Financial Condition

On August 23, 2007, LaBarge, Inc. issued a press release announcing its financial results for the fiscal 2007 fourth quarter and year ended July 1, 2007. A copy of the press release is attached hereto and hereby incorporated by reference. The information in this Form 8-K shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits
   (c)   Exhibits

99.1   Press release for LaBarge, Inc. for the fiscal 2007 fourth quarter and year ended July 1, 2007, and forward-looking statements relating to the 2008 fiscal year, as presented in a press release of August 23, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LaBarge, Inc.

(Registrant)

Date: August 23, 2007   By: /s/Donald H. Nonnenkamp

Donald H. Nonnenkamp
Vice President, Chief Financial
Officer and Secretary

Exhibit Index

Index Number | **Description**

99.1   Press release for LaBarge, Inc. for the fiscal 2007 fourth quarter and year ended July 1, 2007, and forward-looking statements relating to the 2008 fiscal year, as presented in a press release of August 23, 2007.

NEWS UPDATE



Contact:
Colleen Clements
314-997-0800, ext. 409
colleen.clements@labarge.com

FOR IMMEDIATE RELEASE

LaBARGE, INC. REPORTS STRONG FOURTH-QUARTER AND
FULL-YEAR RESULTS FOR FISCAL 2007

Full-Year Sales Grow 24 Percent, Net Earnings Increase 17 Percent, Backlog Up 12 Percent;
Sales, Earnings, Bookings and Backlog Set New Company Records;
Board of Directors Renews Stock Repurchase Authorization

ST. LOUIS, August 23, 2007 . . . . . LaBarge, Inc. (AMEX: LB) today reported financial results for the fiscal 2007 fourth quarter and year ended July 1, 2007.

"Overall, fiscal 2007 was an excellent year for LaBarge. Full-year sales, earnings per share, bookings and backlog all set new company records in fiscal 2007, confirming the strength of our business," said Craig LaBarge, chief executive officer and president.

Fiscal 2007 fourth-quarter net sales rose 18 percent to $64,864,000 from $55,030,000 in the fiscal 2006 fourth quarter. Net earnings in the fiscal 2007 fourth quarter were $2,892,000, or $0.18 per diluted share, up 7 percent from $2,710,000, or $.17 per diluted share, in the fourth quarter of fiscal 2006.

For the year ended July 1, 2007, net sales grew 24 percent to $235,203,000, compared with $190,089,000 in the 2006 fiscal year. Net earnings in fiscal 2007 were $11,343,000, or $0.71 per diluted share, up 17 percent from $9,708,000, or $.60 per diluted share, in fiscal 2006.

In fiscal 2007, the Company's effective tax rate was 35.5 percent for the fourth quarter and 36.9 percent for the full year, compared with 39.2 percent in the comparable fiscal 2006 periods.

As expected, gross margins in the fiscal 2007 fourth quarter and year were lower than a year earlier. For the fourth quarter, gross margin was 18.0 percent in 2007, compared with 20.4 percent in 2006. For the full year, gross margin was 19.5 percent in fiscal 2007 versus 21.6 percent in fiscal 2006. Operating

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margin in the fourth quarter was 7.6 percent in fiscal 2007 versus 9.4 percent in fiscal 2006. For the full year, operating margin was 8.3 percent in fiscal 2007 versus 9.4 percent in fiscal 2006.

Selling and administrative expense (SG&A) as a percentage of sales declined to 10 percent in the fiscal 2007 fourth quarter versus 11 percent in the fiscal 2006 fourth quarter. In actual dollars, fiscal 2007 fourth-quarter SG&A increased 11 percent from the previous fourth quarter, in contrast to the 18 percent increase in sales volume. For the full fiscal year, SG&A as a percentage of sales declined to 11 percent in fiscal 2007 versus 12 percent in fiscal 2006. In actual dollars, fiscal 2007 SG&A increased 14 percent from fiscal 2006, in contrast to the 24 percent increase in sales volume.

Interest expense in the fiscal 2007 fourth quarter was $469,000, compared with $676,000 in the fiscal 2006 fourth quarter, reflecting lower debt levels during the 2007 period. Full-year interest expense was $2,241,000 in fiscal 2007, compared with $2,083,000 in fiscal 2006, reflecting higher interest rates on lower average borrowings in 2007.

Net cash provided by operating activities was $1,042,000 in the fiscal 2007 fourth quarter, compared with net cash used of $3,065,000 in the fiscal 2006 fourth quarter. For the full fiscal year, operating activities provided net cash of $11,951,000 in 2007 versus net cash used of $8,575,000 in 2006. Total debt at July 1, 2007 was $26,256,000, down 37 percent from $41,668,000 a year earlier. Stockholders' equity at July 1, 2007 was $76,410,000, up 18 percent from $64,834,000 at July 2, 2006.

Bookings of new business were very strong during fiscal 2007 with the largest contributions coming from the defense, commercial aerospace and natural resources market sectors. Despite record sales, the strong bookings replenished backlog to a new year-end high of $206,209,000 at July 1, 2007, up 12 percent from $183,869,000 at the end of the previous fiscal year, and up slightly from $205,946,000 at April 1, 2007.

Shipments on a variety of defense programs comprised the largest portion of revenues, accounting for 37 percent of fiscal 2007 net sales, compared with 40 percent in the previous year. Actual sales dollars from the defense market sector increased 15 percent in fiscal 2007 compared with the same period a year earlier.

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Shipments to natural resources customers represented 24 percent of fiscal 2007 net sales versus 21 percent in fiscal 2006. Actual revenue dollars from this market sector were up 47 percent in fiscal 2007 versus a year earlier, the result of significant increases in shipments to both mining and oil-and-gas customers during 2007.

Shipments to industrial customers were 16 percent of fiscal 2007 revenues, compared with 18 percent in fiscal 2006. Actual sales dollars from the industrial market sector were up 10 percent in fiscal 2007 versus a year earlier, due largely to an increase in shipments to semiconductor customers.

Revenues from the government systems market sector represented 9 percent of fiscal 2007 sales, versus 10 percent in the year-ago period. Actual dollar sales from this market were up 15 percent in fiscal 2007, the result of higher shipments related to a postal automation program.

Shipments to commercial aerospace customers were 8 percent of fiscal 2007 revenues, compared with 5 percent in fiscal 2006. Actual sales dollars from the commercial aerospace market sector increased 81 percent in fiscal 2007 versus a year earlier, largely due to increased shipments on a very light jet program.

The balance of fiscal 2007 full-year revenues was attributable to customers in other market sectors, including medical which represented 3 percent of fiscal 2007 sales versus 2 percent a year earlier.

Outlook and Commentary

"During fiscal 2007, LaBarge had more early-stage contracts in process than is typical, resulting in higher operating costs and lower gross margins," said Mr. LaBarge. "However, we expect gross margin to improve gradually over the next few quarters as certain contracts develop beyond early stage and other actions to improve overall productivity begin paying off.

"Our long-term business outlook remains very positive based on the continued strength of current backlog and the solid pipeline of new business opportunities in most of the markets we serve. We anticipate fiscal 2008 will be another record year for LaBarge. Bookings of new business have been strong thus far in the fiscal 2008 first quarter. In addition, we expect the first-quarter sales and earnings will compare favorably to the same period a year ago," said Mr. LaBarge.

Share Repurchase Authorization

The Company also announced today that its Board of Directors has renewed its authorization for repurchase of up to 1 million shares of the Company's common stock. LaBarge has approximately 16 million shares outstanding.

Repurchased common shares will be added to the Company's treasury shares and may be used for general corporate purposes. While the Company has no immediate plans to repurchase shares, these repurchases may be made from time to time in the open market or through privately negotiated transactions, depending on market conditions over the next 12 months.

Today's Conference Call Webcast

Today, at 11 a.m. Eastern time, LaBarge will host a live audio webcast of its discussion with the investment community regarding financial results for the Company's fiscal 2007 fourth quarter and year. The webcast can be accessed on the Internet through http://viavid.net/dce.aspx?sid=00004277 and the investor relations calendar area of http://www.labarge.com. Following the live discussion, a replay of the webcast will be available at the same locations on the Internet.

About LaBarge, Inc.

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse industrial markets. The Company provides its customers with sophisticated electronic and electromechanical products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas. The Company's Web site address is http://www.labarge.com.

(Financial tables follow)

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LaBarge, Inc.
Consolidated Statements of Income (Unaudited)
(amounts in thousands, except per-share amounts)

	Three Months Ended		Twelve Months Ended	
	July 1, 2007	July 2, 2006	**July 1, 2007**	July 2, 2006
Net Sales	**$ 64,864**	$ 55,030	**$ 235,203**	$ 190,089
Costs and Expenses:				
Cost of sales	**53,194**	43,795	**189,408**	149,099
Selling and administrative expense	**6,750**	6,068	**26,269**	23,037
Interest expense	**469**	676	**2,241**	2,083
Other income, net	**(33)**	35	**(714)**	(94)
Earnings before income taxes	**4,484**	4,456	**17,999**	15,964
Income tax expense	**1,592**	1,746	**6,656**	6,256
Net earnings	**$ 2,892**	$ 2,710	**$ 11,343**	$ 9,708
Basic net earnings per common share:				
Basic net earnings	**$ 0.19**	$ 0.18	**$ 0.75**	$ 0.64
Average common shares outstanding	**15,174**	15,203	**15,143**	15,156
Diluted net earnings per share:				
Diluted net earnings	**$ 0.18**	$ 0.17	**$ 0.71**	$ 0.60
Average diluted common shares outstanding	**16,114**	16,163	**16,074**	16,102

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LaBarge, Inc.
Consolidated Balance Sheets
(amounts in thousands, except share amounts)

	July 1, 2007	July 2, 2006
	(Unaudited)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 392	$ 947
Accounts and other receivables, net	30,204	29,759
Inventories	59,717	53,819
Prepaid expenses	2,333	1,743
Deferred tax assets, net	1,822	1,395
Total current assets	94,468	87,663
Property, plant and equipment, net	16,269	20,453
Intangible assets, net	2,282	2,743
Goodwill, net	24,292	24,292
Deferred tax asset, net	499	---
Other assets, net	4,772	5,199
Total assets	$ 142,582	$ 140,350
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 14,825	$ 19,475
Current maturities of long-term debt	6,300	5,791
Trade accounts payable	18,643	15,714
Accrued employee compensation	10,837	7,783
Other accrued liabilities	2,321	1,961
Cash advances	3,613	5,395
Total current liabilities	56,539	56,119
Long-term advances from customers for purchase of materials	1,590	2,760
Deferred gain on sale of real estate and other liabilities	2,912	---
Deferred tax liabilities, net	---	235
Long-term debt	5,131	16,402
Stockholders' equity:		
Common stock, $.01 par value. Authorized 40,000,000 shares; 15,773,253 issued at July 1, 2007 and July 2, 2006, including shares in treasury	158	158
Additional paid-in capital	16,174	15,185
Retained earnings	63,774	52,431
Less cost of common stock in treasury, shares of 506,704 at July 1, 2007 and 606,262 at July 2, 2006	(3,696)	(2,940)
Total stockholders' equity	76,410	64,834
Total liabilities and stockholders' equity	$ 142,582	$ 140,350

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect management's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from such statements due to a variety of factors that could adversely affect LaBarge, Inc.'s operating results. These risks and factors are set forth in documents LaBarge, Inc. files with the Securities and Exchange Commission, specifically in the Company's most recent Annual Report on Form 10-K and other reports it files from time to time.

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